UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

September 20, 2021

(Date of Report (Date of earliest event reported))

AHP Servicing LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	32-0536439 (IRS Employer Identification Number)
440 S. LaSalle Street Suite 110 Chicago, Illinois (Address of principal executive offices)	60605 (Zip Code)

(866) 247-8326
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Termination of Offering

The Company is closing the Offering effective September 20, 2021. No further sales of Shares will be made after such date.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 20, 2021.

AHP SERVICING, LLC

By:	/s/ Jorge P. Newbery
Jorge P. Newbery, Chief Executive Officer

DATED: September 20, 2021

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